FORM C-AR

April 30, 2020

EXHIBIT A
FINANCIAL STATEMENTS FOR
THE YEAR ENDING DECEMBER 31, 2019

Syntouch, Inc. and subsidiary

Consolidated Financial Statements
For the year ended December 31, 2019

Syntouch, Inc. and subsidiary
Table of Contents



GUMBINER SAVETT INC.

CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS

Santa Monica, California

To the Board of Directors and Stockholders of
Syntouch, Inc. and subsidiary
Montrose, California

Management is responsible for the accompanying consolidated financial statements of SynTouch Inc. and subsidiary (the "Company"), which comprise the consolidated balance sheet as of December 31, 2019, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended, and the related notes to the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. We did not audit or review the consolidated financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these consolidated financial statements.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2 to the consolidated financial statements, the Company has incurred significant losses from operations and negative operating cash flows since inception and anticipates that the losses may continue for the foreseeable future. The Company has historically financed its operations primarily through equity and debt offerings. These conditions raise substantial doubt about the Company's ability to continue as a going concern without generating a positive cash flow from its operations or obtaining financing through other available sources. The consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Gumbiner Savett Inc.

April 2, 2020

Syntouch, Inc. and subsidiary
Consolidated Balance Sheet
December 31, 2019

ASSETS

Current assets:		
Cash	$	402,489
Accounts receivable		53,273
Inventories		623,384
Prepayments and other current assets		17,298
Total current assets		1,096,444
Property and equipment, net		124,762
Other assets		17,440
Total assets	$	1,238,646

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	78,511
Deferred revenue		70,250
Total current liabilities		148,761
Commitments and contingencies		
Stockholders' equity:		
Preferred Stock Series Seed, $0.00001 par value; authorized - 1,800,000 shares; issued and outstanding - 1,713,083 shares		17
Common Stock, $0.00001 par value; authorized - 20,000,000 shares; issued and outstanding - 4,500,000 shares		45
Additional paid-in capital		4,186,259
Accumulated deficit		(3,096,436)
Total stockholders' equity		1,089,885
Total liabilities and stockholders' equity	$	1,238,646

See accompanying accountant's compilation report and notes to consolidated financial statements.

Syntouch, Inc. and subsidiary
Consolidated Statement of Operations
For the year ended December 31, 2019

Net sales	$	866,284
Cost of goods sold		798,056
Gross profit		68,228
Operating expenses:		
Research and development, net of grant		
proceeds of approximately $289,000		182,100
General and administrative		907,621
Selling and marketing		352,509
Total operating expenses		1,442,230
Loss before other income		(1,374,002)
Other income:		
Interest		4,004
Net loss	$	(1,369,998)

See accompanying accountant's compilation report and notes to consolidated financial statements.

Syntouch, Inc. and subsidiary
Consolidated Statement of Stockholders' Equity
For the year ended December 31, 2019

	Series Seed Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance at January 1, 2019	1,713,083	$ 17	4,500,000	$ 45	$ 3,895,722	$ (1,726,438)	$ 2,169,346
Stock-based compensation	-	-	-	-	290,537	-	290,537
Net loss	-	-	-	-	-	(1,369,998)	(1,369,998)
Balance at December 31, 2019	1,713,083	$ 17	4,500,000	$ 45	$ 4,186,259	$ (3,096,436)	$ 1,089,885

See accompanying accountant's compilation report and notes to consolidated financial statements.

4

Syntouch, Inc. and subsidiary
Consolidated Statement of Cash Flows
For the year ended December 31, 2019

Cash flows from operating activities:		
Net loss	$	(1,369,998)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		61,433
Abandonment of assets		2,289
Stock-based compensation		290,537
Changes in operating assets and liabilities:		
Accounts receivable		302,938
Inventories		116,305
Prepayments and other assets		(8,378)
Accounts payable and accrued expenses		55,330
Deferred revenue		70,250
Net cash used in operating activities		(479,294)
Cash flows from investing activities:		
Purchase of property and equipment		(56,128)
Redemption of investments		600,235
Net cash provided by investing activities		544,107
Net change in cash		64,813
Cash - beginning of year		337,676
Cash - end of year	$	402,489

See accompanying accountant's compilation report and notes to consolidated financial statements.

Syntouch, Inc. and subsidiary
Notes to Consolidated Financial Statements
For the year ended December 31, 2019

1. **Nature of Operations**

   Syntouch, Inc. (the "Company") was originally formed as a limited liability company under the name Syntouch LLC in California on July 10, 2008. The Company reorganized as a C-corporation in Delaware on February 17, 2016. On May 16, 2016, all holders in the limited liability company converted their ownership of the limited liability company into proportional ownership of the corporation. Syntouch LLC is a wholly owned subsidiary of Syntouch, Inc. and has no operations.

   The Company has proprietary technology that enables machines to have tactile awareness, perception and dexterity. This technology is used in product design and quality control. The Company's operations are located in Montrose, California.

2. **Liquidity and Going Concern**

   The Company's activities are subject to significant risks and uncertainties associated with a new business including the need for additional capital. The Company has incurred net losses and negative operating cash flows in the past couple of years. The Company's cash balance at December 31, 2019 relative to its historical and expected cash usage in operations led to substantial doubt about the ability of the Company to continue as a going concern.

   The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The ability of the Company to continue as a going concern beyond the next twelve months from the date these consolidated financial statements were available to be issued is dependent on its ability to raise additional capital, however, the Company cannot provide assurance that it will be able to raise additional capital in the future when needed on favorable terms or at all.

3. **Summary of Significant Accounting Policies**

   Principles of consolidation

   The consolidated financial statements include the accounts of Syntouch, Inc. and its wholly owned subsidiary, Syntouch LLC. All significant intercompany accounts, transactions and profits have been eliminated upon consolidation.

   Use of Estimates

   The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses for the reporting period. Actual results could materially differ from those estimates.

   Accounts Receivable

   Accounts receivable are stated net of an allowance for doubtful accounts. Management estimates the allowance for doubtful accounts based on review and analysis of specific customer balances that may not be collectible, customer payment history and any other customer-specific information that may impact the evaluation of the specific customer's credit. Accounts are considered for write-off when they become past due and when it is determined that the probability of collection is remote. There were no allowances for uncollectible accounts as of December 31, 2019 and 2018. As of December 31, 2019 and 2018, accounts receivable was $53,273 and $356,211, respectively.

Syntouch, Inc. and subsidiary
Notes to Consolidated Financial Statements
For the year ended December 31, 2019

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Management determines the reserve for slow-moving inventory, if any, based on historical trends and forecasts of sales of the Company's products. There were no inventory reserves as of December 31, 2019.

Property and Equipment

Property and equipment is recorded at cost. Major improvements are capitalized, while maintenance and repairs are charged to expense as incurred. Gains and losses from disposition of property and equipment are included in income and expense when realized. Depreciation is provided using the straight-line method over the following estimated useful lives:

Machinery and equipment	5-12 years
Computer and software	3 years
Furniture	5 years
Leasehold improvements	Shorter of lease term or useful life

Long-Lived Assets

The Company reviews long-lived assets, consisting of property and equipment, for impairment at each fiscal year end or when events or changes in circumstances indicate the carrying value of these assets may exceed their current fair values. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated. The Company has not historically recorded any impairment to its long-lived assets. In the future, if events or market conditions affect the estimated fair value to the extent that a long-lived asset is impaired, the Company will adjust the carrying value of these long-lived assets in the period in which the impairment occurs. For the year ended December 31, 2019, the Company had not deemed any long-lived assets as impaired and was not aware of the existence of any indicators of impairment at such date.

Revenue Recognition

On January 1, 2019, the Company adopted Accounting Standards Codification ("ASC") 606 Revenue from Contracts with Customers using a modified retrospective application. The adoption of this standard did not result in an adjustment to the opening balance of accumulated deficit as of January 1, 2019 and did not have a material effect on the Company's consolidated financial statements for the year ended December 31, 2019.

The Company recognizes revenue when the performance obligation specified in the Company's contracts with customers have been satisfied. The Company's contract typically contains a single performance obligation that is fulfilled on the date of delivery based on shipping terms stipulated in the contract. Payment is typically due 30-90 days upon completion of the performance obligation. The Company generally sells its products FOB origin and recognizes revenue when products are shipped. Revenue is recorded net of returns and discounts, based upon management's estimates and the Company's historical experience.

Syntouch, Inc. and subsidiary
Notes to Consolidated Financial Statements
For the year ended December 31, 2019

The Company recognizes revenue from maintenance contracts for the maintenance of certain products which is recognized ratably over the term of the support period (generally 12 months). The unrecognized portion of amounts received in advance for maintenance is recorded as deferred revenue. The cost of servicing these contracts is charged to expense when incurred. Revenue from maintenance contracts amounted to approximately 10% of total revenues for the year ended December 31, 2019.

The Company also recognizes revenue from rentals of its equipment on short term agreements. Rental revenue amounted to approximately 11% of total revenues for the year ended December 31, 2019.

Revenues of the Company may be impacted by regional economic conditions of the Company's customers. During the year ended December 31, 2019, approximately 53% of the Company's revenues were derived from foreign customers.

Product Warranties

The Company's policy is to warrant all shipped products against defects in materials and workmanship for up to one year from the date products are delivered to the customers. The Company, at its option, may either replace the nonconforming product or refund the purchase price to the customer. Accruals for product warranties are estimated based on historical warranty experience and current product performance trends and are recorded at the time revenue is recognized as a component of cost of sales. The warranty liabilities are reduced by material and labor costs used to replace parts over the warranty period in the periods in which the costs are incurred. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. For the year ended December 31, 2019, management determined the warranty amount to be de minimis and accordingly no accrual for warranty has been recorded as at December 31, 2019. Warranty adjustments could be material in the future if estimates differ significantly from actual warranty experience.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs consist primarily of compensation costs, fees paid to consultants, licensing costs and other expenses relating to the development and testing of the Company's product.

Grant Receipts

From time to time, the Company receives grants that help fund specific development programs. Any amounts received pursuant to grants are offset against the related operating expenses as the costs are incurred. Grant proceeds received during the year ended December 31, 2019 amounted to approximately $289,000 which was included within research and development expense.

Patent Costs

Due to the significant uncertainty associated with the successful development of one or more commercially viable products based on the Company's research efforts and any related patent applications, all patent costs, including patent-related legal fees, filing fees and other costs are expensed as incurred. During the year ended December 31, 2019, patent costs were approximately $22,151 and are included in general and administrative expense in the statement of operations.

Licensing agreements:

The Company accounts for the costs incurred in connection with licensing agreements in accordance with FASB ASC 730 Research and Development and they are accordingly expensed in the period incurred. During the year

Syntouch, Inc. and subsidiary
Notes to Consolidated Financial Statements
For the year ended December 31, 2019

ended December 31, 2019, licensing costs incurred were $20,000. These costs are included in research and development costs.

Stock Based Compensation

The Company applies FASB ASC 718, Stock Compensation, when recording stock-based compensation. The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. The assumptions used in the Black-Scholes valuation model are as follows:

Grant Price — The grant price of the issuances are determined based on the estimated fair value of the shares at the date of grant.

Risk-free interest rate — The risk-free interest rate for periods within the contractual life of the option is based on the U.S. treasury yield in effect at the time of grant.

Expected lives — due to the Company's insufficient history of option activity, management utilizes the simplified approach to estimate the options' expected term, which represents the period of time that options granted are expected to be outstanding.

Expected volatility — is determined based on management's estimate or historical volatilities of comparable companies in the similar industry.

Expected dividend yield — is based on current yield at the grant date or the average dividend yield over the historical period. The Company has never declared or paid dividends and has no plans to do so in the foreseeable future.

The Company accounts for forfeitures as they occur and reverses previously recognized stock compensation costs related to the unvested portion of the forfeited award in the period of forfeiture.

Income Taxes

The Company accounts for income taxes using an asset and liability approach which allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. At December 31, 2019, the Company has established a full reserve against all deferred tax assets.

Tax benefits from an uncertain tax position are recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution.

Beneficial Conversion Features

The Company accounts for beneficial conversion features under FASB ASC 470-20, Accounting for Convertible Instruments, which applies to convertible securities with beneficial conversion features that must be settled in stock and to those that give the issuer a choice in settling the obligation in either stock or cash. ASC 470-20 requires that the beneficial conversion feature should be valued at the commitment date as the difference between the conversion price and the fair value of the common stock into which the security is convertible, multiplied by the number of

Syntouch, Inc. and subsidiary
Notes to Consolidated Financial Statements
For the year ended December 31, 2019

shares into which the security is convertible. This amount is recorded as a deemed dividend or debt discount, as applicable. Debt discounts are amortized over the life of the debt. ASC 470-20 further limits this amount to the proceeds allocated to the convertible instrument.

Risks and Uncertainties

The Company's operations are subject to a number of factors that may affect its operating results and financial condition. Such factors include, but are not limited to: the Company's intellectual property, competition from products manufactured and sold or being developed by other companies, the price of, and demand for, the Company's products, and the Company's ability to negotiate favorable licensing or other manufacturing and marketing agreements for its product. The Company operates in an environment of rapid change and is dependent upon the continued services of its employees and consultants and obtaining and protecting its intellectual property.

Unanticipated business disruptions could affect the Company's ability to produce its products along with the customers' demands for those products. Factors that are hard to predict or beyond control, such as weather, raw material shortages, natural disasters, or health pandemics could damage or disrupt the Company's suppliers and customers. Any of these events may impact the Company's operating results. The recent 2020 Coronavirus outbreak ("Covid-19") has been declared a pandemic by the World Health Organization and recently has spread to the United States and many other parts of the world and may adversely affect the performance and liquidity of the Company. The extent to which COVID-19 impacts the Company will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken to contain it or treat its impact.

4. **Concentrations**

Cash:

During the year ended December 31, 2019, the Company maintained balances in excess of the amount of insurance provided by financial institutions where such accounts are maintained. The Company has not experienced losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Customers:

For the year ended December 31, 2019, approximately 70% of the Company's revenues were derived from sales to four customers. Three customers accounted for all of the Company's accounts receivable as of December 31, 2019. The loss of these customers could impact the Company's operations.

5. **Inventories**

At December 31, 2019, inventories consisted of the following:

Raw materials	$	109,466
Finished goods		513,918
	$	623,384

Syntouch, Inc. and subsidiary
Notes to Consolidated Financial Statements
For the year ended December 31, 2019

6. Property and Equipment, net

At December 31, 2019, property and equipment consisted of the following:

Machinery and equipment	$	236,687
Computer and software		22,519
Furniture		4,054
Leasehold Improvements		10,286
		273,546
Accumulated depreciation		(148,784)
	$	124,762

7. Stockholders' Equity

The Company is authorized to issue 20,000,000 shares of common stock with a par value of $0.00001, and 1,800,000 shares of preferred stock, all designated as Series Seed Preferred Stock, with a par value of $0.00001.

Series Seed Preferred Stock

In 2018, the Company completed an offering of its Series Seed Preferred Stock (Preferred Stock), during which the convertible notes issued in 2017 were also converted into Preferred Stock, issuing a total of 1,713,083 preferred shares. The holders of Preferred Stock sold in this offering were given the right to have preferences, or other contractual terms, such as registration rights, if such are given to future investors participating in the Company's next equity financing. If the Company elects not to exercise its right of first refusal with respect to transfer of shares of common stock by certain stockholders, with certain exceptions, then the right of first refusal is assigned to majority purchasers of the Preferred Stock.

The Company's Board of Directors has the authority to issue preferred stock and to determine the rights, preferences, privileges, and restrictions, including voting rights. The significant features of the Company's Series Seed Preferred Stock are as follows:

Voting

Each holder of outstanding shares of Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of Preferred Stock held by such holder are convertible as of the record date.

Dividend

All dividends shall be declared pro rata on the Common Stock and Preferred Stock on a *pari passu* basis according to the number of shares that would be outstanding if the Preferred Stock was converted immediately prior to the declaration of dividends. As at December 31, 2019, the Company has not declared any dividends.

Syntouch, Inc. and subsidiary
Notes to Consolidated Financial Statements
For the year ended December 31, 2019

Protective Provisions

At any time, when 25% of the initially issued shares of Preferred Stock remaining outstanding, the Company may not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without written consent or affirmative vote of holders of at least a majority of the then outstanding shares of Preferred Stock:

- alter the rights, powers or privileges of Preferred Stock,
- increase or decrease the authorized number of shares of any class of capital stock,
- authorize or create any new class or series of capital stock having rights, powers or privileges that are senior to or on a parity with any series of Preferred Stock,
- redeem or repurchase any shares of Common Stock or Preferred Stock other than pursuant to agreements that give the Company the right to repurchase shares upon termination of services by an employee or consultant,
- declare or pay any dividends or otherwise make a distribution to holders of Preferred Stock or Common Stock,
- increase or decrease the number of directors of the Company, or
- liquidate, dissolve or wind-up the Company.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up ("Liquidation Event") of the Company or deemed liquidation event (as defined in the Company's amended certificate of incorporation), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution, an amount per share equal to the greater of (i) original issue price i.e. $2.1092 per share, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to the Liquidation Event. If upon any such Liquidation Event, the assets available for distribution are insufficient to pay the full amount to which they are entitled, the holder of shares of Preferred Stock will share ratably in any distribution of the assets available for distribution in proportion to the respective amounts that would otherwise be payable. There were no liquidation events as of and subsequent to year end.

Conversion Rights

The holders of the Designated Preferred Stock have the right to convert, at the option of the holder, at any time, and without the payment of additional consideration, into the number of fully paid and non-assessable shares of common stock at a Conversion Ratio initially equal to the original issuance price divided by the current conversion price. The conversion price is the original issuance price for the Preferred Stock, subject to adjustments, including adjustments for stock splits, combinations, dividends, and distributions. At the date of issuance of Designated Preferred Stock, the Company evaluated the convertible preferred stock under FASB ASC 470-20-30 and determined it contained no beneficial conversion feature.

All Preferred Stock shares will be automatically converted into common stock at the current Conversion Ratio upon (i) the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Exchange Act of 1933, or (ii) the approval of holders of at least a majority of the then outstanding shares of preferred stock.

Syntouch, Inc. and subsidiary
Notes to Consolidated Financial Statements
For the year ended December 31, 2019

Common Stock

As of December 31, 2019, 4,500,000 shares of common stock have been issued and outstanding.

Stock Incentive Plan

On May 15, 2017, the Board of Directors adopted the 2017 Equity Incentive Plan (the "2017 EIP"). Under the 2017 EIP, the Company reserved for issuance a maximum aggregate number of shares of 450,000 shares. Under the 2017 EIP, awards of incentive stock options, non-qualified stock options, restricted stock and restricted stock units can be issued to employees, consultants, directors of the Company and affiliates of the Company. The Plan is administered by the Board or a committee appointed by the Board, which determines the persons to whom awards will be granted, the type of awards to be granted, the number of awards to be granted and the specific terms of each grant, including the vesting thereof, subject to the provisions of the Plan.

Stock Options

During the year ended December 31, 2019, the Company granted stock options under the 2017 EIP to its employees to purchase 175,000 shares of its common stock at an exercise price of $0.9305 per share based on management's estimate. The fair value of the stock options granted during the year ended December 31, 2019 was estimated to be approximately $63,000 on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Expected life (in years)	5 years
Average volatility	40%
Risk-free rates	1.9% - 2.4%
Expected dividend rate	-

During the year ended December 31, 2019, the Company recognized a total of approximately $291,000 of stock-based compensation cost relating to stock options grants which is included in general and administrative expense.

As discussed below, under restricted stock unit award, the Company cancelled and reissued 375,867 of previously granted stock options to restricted stock units during the year ended December 31, 2019.

Stock option activity for the year ended December 31, 2019 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)
Outstanding as of January 1, 2019	210,000	$1.91	8.2
Options granted	175,000	$0.93	
Options forfeited	(4,133)	$1.90	
Options cancelled	(375,867)	$1.45	
Outstanding as of December 31, 2019	5,000	$2.11	8.5

Syntouch, Inc. and subsidiary
Notes to Consolidated Financial Statements
For the year ended December 31, 2019

Exercisable as of December 31, 2019	5,000	$2.11	8.5

The estimated aggregate pretax intrinsic value at December 31, 2019 was $0 and is based on any positive difference between the estimated fair value of the Company's common stock on such date and the exercise price.

Restricted Stock Unit Award

During the year ended December 31, 2019, the Company cancelled outstanding stock options and concurrently granted restricted stock units. The incremental fair value of restricted stock unit awards over the fair value of the stock options immediately prior to the modification of the stock-based awards was determined to be approximately $278,000, of which $202,000 was recorded as expense in the year ended December 31, 2019.

Restricted stock award activity for the year ended December 31, 2019 was as follows:

	Shares		Weighted-Average Award Price
Outstanding at January 1, 2019	-		
Granted	375,867		
Outstanding at December 31, 2019	375,867	$	0.93
Vested as of December 31, 2019	338,867		0.93
Expected to vest after December 31, 2019	37,000	$	0.93

The restricted stock units will be converted into common shares upon the earlier of: (1) immediately prior to the effective date of a change in control, as defined in the award agreement; (2) 180 days after the effectiveness of a registration statement filed in connection with an initial underwritten public offering of common stock; or (3) immediately prior to the expiration of the award. The number of RSUs to be issued will be adjusted for stock dividends, stock splits, stock combinations, or equity restricting transactions. The holders of common shares issued under the restricted stock unit awards may be subject to certain transfer restrictions: for a period of around 180 days following the effectiveness of a registration statement filed under the Securities Act of 1933, pursuant to relevant securities laws, or by the Company's right of first refusal.

At December 31, 2019, total unrecognized compensation cost related to restricted stock awards was approximately $94,000. This cost will be amortized on the straight-line method over a weighted average period of 5 months.

8. **Patent License Agreement**

The Company has entered into an amended exclusive patent license agreement (the "License Agreement") with the University of Southern California ("USC"), for patents relating to tactile sensors (the "Patents"). Certain individuals named as inventors of the Patent are also the founding stockholders of the Company.

Under the License Agreement, the Company holds a worldwide, royalty-bearing, exclusive license, with the right to make, have made, use, offer for sale, sell, and import the licensed product. The Company also has the rights to sub-license its rights to the patents underlying the License Agreement.

Under the License Agreement, the Company's commitments are:

Syntouch, Inc. and subsidiary
Notes to Consolidated Financial Statements
For the year ended December 31, 2019

- To pay an annual license fee of $20,000 in December 2019 and each year thereafter during the term of the License Agreement. Pursuant to the terms of the License Agreement, the annual license fee incurred is creditable against royalties payable for the respective year.
- To pay royalties of 2% of net sales or a minimum annual royalty of $20,000. For the year ended December 31, 2019, the Company incurred royalties of $20,000 which was offset against the licensee fee.
- The Company is obligated to pay 15% of any sub-licensing revenues and earned royalties of 1.5% of sub-licensing net sales. At December 31, 2019, the Company had not entered into any sub-licensing agreements.
- The Company was obligated to issue 2% of the Company's equity shares in the Company with anti-dilution up to the first $3.5 million equity financing raised by the licensee. USC holds 100,000 shares, or approximately 2.2% of the total 4,500,000 common stock outstanding at December 31, 2019.

The Company may terminate the License Agreement at any time by giving USC 30 days prior written notice. The License Agreement may also be terminated by USC upon occurrence of certain events as defined in the License Agreement.

The Company accounts for the costs incurred in connection with the License Agreement in accordance with FASB ASC 730 Research and Development.

For the year ended December 31, 2019, costs incurred pursuant to the terms of the License Agreement amounted to $20,000 annual license fees. The Company has accrued this $20,000 license fee which was included in accounts payable and accrued expenses in the accompanying balance sheet.

9. **Commitments and Contingencies**

The Company leases its facility in Montrose, California pursuant to a lease agreement expiring in February 2021.

Future minimum lease payments under the operating lease are as follows:

Year Ending December 31,		Amount
2020	$	81,000
2021		13,000
Total lease payments	$	94,000

Rent expense for the year ended December 31, 2019 amounted to approximately 117,000.

Litigation

The Company may be involved in litigation and claims arising in the ordinary course of business. It is management's opinion that the outcome of such matters will not have a material adverse effect on the Company's consolidated financial statements; however, the results of litigation and claims are inherently unpredictable. Regardless of outcome, litigation can have an adverse impact on the Company because of legal costs, diversion of management resources and other factors.

Syntouch, Inc. and subsidiary
Notes to Consolidated Financial Statements
For the year ended December 31, 2019

10. Income Taxes

As of December 31, 2019, temporary differences giving rise to the deferred tax assets consisted primarily of the net operating loss carry forwards and stock compensation costs which are accounted for differently for tax and financial reporting purposes.

Since its inception, the Company has incurred net operating losses for federal and state tax purposes of approximately $2,060,000 and $2,055,000, respectively. The net operating loss carry forwards will begin to expire in 2037 for losses before 2018, after 2018 and onwards the net operating loss do not expire. Management has concluded that it is more likely than not that the Company will not have sufficient foreseeable taxable income within the carryforward period permitted by current law to allow for the utilization of certain of the deductible amounts generating the deferred tax assets; therefore, a full valuation allowance has been established to reduce the net deferred tax assets to zero as of December 31, 2019.

Total Gross Deferred Tax Asset	685,000
Valuation allowance	(685,000)
$	-

The Company has applied the provisions of FASB ASC 740, "Income Taxes" which clarifies the accounting for uncertainty in tax positions. FASB ASC 740 requires the recognition of the impact of a tax position in the consolidated financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. At December 31, 2019, the Company had no unrecognized tax benefits. The Company is subject to U.S. federal and state income tax examinations by tax authorities for years 2015 and onwards. The Company is currently not under examination by any tax authority.

The Company's practice is to recognize interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, there was no accrued interest or penalties related to uncertain tax positions.

11. Employee Benefit Plan

The Company sponsors a defined contribution employee benefit plan (the "Plan") for eligible employees. Eligible employees must be at least 18 years of age. The Plan allows employees to defer a percentage of their annual compensation. The Company may elect to make contributions, as defined, based on a percentage of employee deferrals or salary. For the year ended December 31, 2019, the Company incurred $21,694 in discretionary contributions.

12. Subsequent Events

Management has evaluated subsequent events through April 2, 2020, the date which the consolidated financial statements were available to be issued. There were no subsequent events noted that would require adjustment to or disclosure in these consolidated financial statements.